UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2012

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commisions file number	001-35349

PHILLIPS 66 SAVINGS PLAN
(Full title of the Plan)

Phillips 66
(Name of issuer of securities)

3010 Briarpark Drive
Houston, Texas	77042
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the Phillips 66 Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Phillips 66 Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS 66
SAVINGS PLAN

/s/ Jesse A. Stephan
Jesse A. Stephan
Plan Benefits Administrator

June 21, 2013

Report of Independent Registered Public Accounting Firm

The Phillips 66 Benefits Committee

We have audited the accompanying statement of net assets available for benefits of the Phillips 66 Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the period from May 1, 2012 (inception) through December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Phillips 66 Savings Plan at December 31, 2012, and the changes in its net assets available for benefits for the period from May 1, 2012 (inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ERNST & YOUNG LLP

Houston, Texas
June 21, 2013

Statement of Net Assets Available for Benefits	Phillips 66 Savings Plan

Thousands of Dollars
At December 31, 2012
Assets
Investments at fair value	$3,490,028
Notes receivable from participants	76,409
Active employee deposits receivable	1,817
Company contributions receivable	768
Total assets	3,569,022

Net assets reflecting investments at fair value	3,569,022
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,121)
Net assets available for benefits	$3,552,901
See Notes to Financial Statements.

Statement of Changes in Net Assets Available for Benefits	Phillips 66 Savings Plan

Thousands of Dollars
Period from May 1, 2012 (inception) through December 31, 2012
Additions
Company contributions
Company matching – cash	$10,404
Basic allocation – stock	146,129
Active employee deposits	87,383
Rollovers	20,075
Total contributions	263,991

Investment income
Dividends and interest	78,624
Net appreciation in fair value of investments	455,856
Total investment income	534,480

Interest income on notes receivable from participants	1,717
Other additions	28
Total additions	800,216

Deductions
Distributions to participants or their beneficiaries	153,976
Administrative expenses	223
Total deductions	154,199

Net Increase Prior to Transfer	646,017
Transfer from ConocoPhillips Savings Plan	2,906,884
Increase in Net Assets After Transfer	3,552,901

Net assets available for benefits
Beginning of period	—
End of period	$3,552,901
See Notes to Financial Statements.

Notes to Financial Statements	Phillips 66 Savings Plan

Note 1—Plan Description

The following description of the Phillips 66 Savings Plan (Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

The Separation
On April 4, 2012, the ConocoPhillips Board of Directors approved the separation of its downstream businesses into an independent, publicly traded company named Phillips 66. In accordance with a separation and distribution agreement, the two companies were separated by ConocoPhillips distributing to its stockholders all 625,272,302 shares of common stock of Phillips 66 after the market closed on April 30, 2012 (the Separation). Each ConocoPhillips shareholder received one share of Phillips 66 stock (Company Stock) for every two shares of ConocoPhillips stock held at the close of business on the record date of April 16, 2012.

In conjunction with the Separation, an amendment to the ConocoPhillips Savings Plan was approved on April 19, 2012, to separate the assets and liabilities related to Phillips 66 employees who were participants in the ConocoPhillips Savings Plan, and to transfer those assets and liabilities to the newly created Phillips 66 Savings Plan, effective May 1, 2012.

General
The Plan is a defined contribution, 401(k) profit sharing plan sponsored by Phillips 66 Company (the “Company” or “P66”) established on May 1, 2012, as part of the Separation.

The newly established Plan consisted of two components: Thrift Feature and Stock Savings Feature (SSF). The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility
Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Thrift Feature (Thrift)
An active employee may deposit between 1% and 75% of pay, as defined in the Plan document (Pay), on a Roth 401(k) basis, before-tax basis, an after-tax basis, or in any combination thereof. Effective January 1, 2013, the Plan added an automatic enrollment feature such that any employee who is eligible to participate, or is reemployed by the Company on or after January 1, 2013, and is making employee deposits in an amount less 3% will be deemed to have elected to make a 3% contribution to the Plan. This 3% contribution will increase annually by 1% beginning January 1, 2014, until the contribution rate reaches 5% of Pay.

Prior to January 1, 2013, the Company contributed $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Effective January 1, 2013, the Company contributes $1 for each $1 deposited by the active employee participant up to 5.00% of Pay.

Thrift assets are invested in a variety of investment funds; however, the Phillips 66 Leveraged Stock Fund, ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund, DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investments. Investments in the Thrift are participant-directed.

Active employees are eligible to make catch-up deposits to the Thrift beginning in the year they attain age 50.

Stock Savings Feature (SSF) (Prior to January 1, 2013)
Prior to January 1, 2013, an active employee could deposit 1% of pay on a Roth 401 (k) basis, before-tax basis, or after-tax basis into the SSF. SSF deposits were invested in the Phillips 66 Stock Fund. Based on the SSF deposits made by an active employee, participants in the SSF received semiannual allocations of Company Stock generally as of June 30 and December 31 of each year. The semiannual allocation to participants was based on the ratio of the active employee’s SSF deposits to all participant SSF deposits for the allocation period.

Semiannual allocations were invested in the Phillips 66 Stock Fund. The Phillips 66 Stock Fund is invested solely in Company Stock and has the same fair value per share. The Phillips 66 Stock Fund contains shares of Company Stock purchased with active employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations. Participants may direct that all or a portion of their SSF balance be exchanged from the Phillips 66 Stock Fund into other investment funds at any time.

The number of shares allocated on each semiannual allocation date was determined by the Plan document. In 2012, there were 17,783 shares allocated for each 100 eligible employees. Shares used for the first semiannual allocation (June 2012) came from newly issued equity shares. The fair value of the shares was approximately $34.9 million. Shares used for the second semiannual allocation (December 2012) were purchased over several days in December in the open market by Vanguard, the Plans recordkeeper, with direction from the Company. The fair value of the shares was approximately $111.3 million.

The SSF was eliminated from the Plan, effective December 31, 2012. The final SSF contribution was held in an unallocated account within the trust as of December 31, 2012, and allocated to eligible plan participants in January 2013.

Participant Accounts
Each participant’s account is credited with the active employee deposits, Company contributions and allocations of plan earnings, and is charged with an allocation of investment administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.

Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts.

Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59½, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.

Dividend Pass Through
A participant can make an election to receive cash dividends from the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund on the portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment
Generally, distributions from participant accounts invested in Company Stock, ConocoPhillips Stock, and the DuPont Stock Fund can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 9.50% , which are commensurate with the rates as determined with the plan document. Principal and interest is paid ratably through payroll deductions. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements
There are two trust agreements in place. The first is with Vanguard and it provides for the administration of certain assets in the Plan.

The other trust agreement is for the Stable Value Fund (SVF) and is managed under the Stable Value Fund Trust Agreement. The assets in this fund include stable value investment contracts and short-term investments. The trustee is State Street Bank and Trust Company. Underlying the stable value investment contracts are units of common collective trust (CCT) funds and a pooled separate account (PSA) fund.

Administration
The Plan is administered by the Investment and Benefit Committees (Committees), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company, collectively referred to as the Plan Administrators. Members of the Committees are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Assistant Treasurer, and Manager, Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2—Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3—Investments

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at period-end. The assets in the SVF include investment contracts and a short-term investment fund (STIF). The investment contracts are backed by units of CCTs and PSA. The STIF is valued at amortized cost, which approximates fair value. (See Note 4 for more detail on the SVF including the fair value computation techniques and inputs.)

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Net Appreciation
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Thousands of Dollars
Common Stock
Phillips 66 Stock Fund	$258,174
Phillips 66 Leveraged Stock Fund	63,801
ConocoPhillips Stock Fund	75,728
ConocoPhillips Leveraged Stock Fund	26,633
DuPont Common Stock Fund	(1,140)
Mutual funds	32,660
Net appreciation in fair value of investments	$455,856

Note 4—Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Quoted prices (unadjusted) in an active market for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are directly or indirectly observable.

Level 3:	Unobservable inputs that are significant to the fair value of assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value:

	Thousands of Dollars
Assets at Fair Value as of December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$253,336	—	—	253,336
Bond Funds	188,345	—	—	188,345
Domestic Stock Funds	489,648	—	—	489,648
International Stock Funds	91,172	—	—	91,172
Short Term Reserves	68,961	—	—	68,961
Total Mutual Funds	1,091,462	—	—	1,091,462

Common Stock:
Phillips 66 Stock Fund	776,072	—	—	776,072
Phillips 66 Leveraged Stock Fund	141,749	—	—	141,749
ConocoPhillips Stock Fund	816,640	—	—	816,640
ConocoPhillips Leveraged Stock	297,999	—	—	297,999
DuPont Stock	6,206	—	—	6,206
Total Common Stock	2,038,666	—	—	2,038,666
Common Collective Trusts:
Multi-Mgr Interm. Gov’t	—	107,053	—	107,053
Multi-Mgr Core Fixed Income	—	27,146	—	27,146
Short-Term Bond	—	111,539	—	111,539
Total Common Collective Trusts	—	245,738	—	245,738
Pooled Separate Accounts	—	52,994	—	52,994
Short-Term Investment Fund	61,128	—	—	61,128
Wrapper Contracts	—	—	40	40
Total SVF Trust investment assets at fair value	61,128	298,732	40	359,900
Total investment assets at fair value	$3,191,256	298,732	40	3,490,028

Note 5—Stable Value Fund

At December 31, 2012, one investment option of the Plan, the SVF, was held in a separate trust. The SVF consists of synthetic investment contracts (SYNs) and a STIF. The STIF seeks to provide safety of principal and daily liquidity by investing in high quality money market instruments that include but are not limited to certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Trust consist of CCTs, PSA, and short-term investments. The SVF Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.

Key factors influencing future interest crediting rates for a wrapper contract include:

•	the level of market interest rates;

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract;

•	the investment returns generated by the fixed income investments that back the wrapper contract; and

•	the duration of the underlying investments backing the wrapper contract.

While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”
Period from May 1, 2012 (inception) through December 31, 2012

Ratio of year-end market value yield to investments, at fair value	0.71%
Ratio of year-end crediting rate to investments, at fair value	2.13%

Both the CCTs and PSA (investment contracts or contracts) are valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of such trust. These contracts are designed to be high quality fixed income portfolios appropriate for a conservative, moderate duration investment option. The contracts invest in fixed income securities including but not limited to government-issued securities, mortgages, corporate bonds, structured securities including but not limited to asset-backed securities and mortgage-backed securities, and other contracts that invest in fixed income securities. The contracts may invest in derivatives, including but not limited to futures, options, forwards, swaps and mortgage derivatives. While it is intended for participating plans to generally receive liquidity from these contracts in one to three business days, there are both market conditions and withdrawal sizes (as determined by the Trustee of the CCTs and PSA) that may extend this period. Withdrawals from the contracts may be made upon at least ten business days advance written notice to the Trustee or such lesser period to which the Trustee may agree. Any withdrawal shall be valued as of the close of business on the day of or the day next succeeding the expiration of the notice period (the “Valuation Date”) and shall be effected within sixty days following such Valuation Date or such other time as may be agreed to by the Trustee and the plan sponsor, provided that such withdrawal may be delayed if the Trustee determines that it cannot reasonably make such distribution on account of any order, directive or legal impediment by an official or agency of any government or any other cause reasonably beyond its control.

The STIF is valued at amortized cost, which approximates fair value. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

Note 6—Tax Status

The ConocoPhillips Savings Plan, from which the Plan was spun-off, received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2004, stating that the ConocoPhillips Savings Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, its related trust is exempt from taxation. The Plan has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan Administrators believe the Plan has been designed to comply with and is operating in accordance with the applicable requirements of the Code and therefore, believe the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrators have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7—Related-Party Transactions

A large portion of the Plan’s assets is invested in Company Stock. Because Phillips 66 is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

Note 8—Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

Note 9—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2012, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands of Dollars
Net assets available for benefits as reported in the
financial statements	$3,552,901
Adjustment from contract value to fair value for certain
fully benefit-responsive investment contracts	16,121
Net assets available for benefits as reported in the
Form 5500	$3,569,022

The following is a reconciliation of net increase for the period from May 1, 2012, through December 31, 2012, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands of Dollars
Net increase as reported in the financial statements	$646,017
Adjustment from contract value to fair value for certain
fully benefit-responsive investment contracts	16,121
Net income as reported in the Form 5500	$662,138

Note 10—Subsequent Event
As noted in Note 1, the SSF was eliminated from the Plan, effective December 31, 2012. Effective January 1, 2013, Success Share was added to the Plan. Success Share provides a discretionary Company contribution. An active employee who contributes to Thrift may be eligible to receive a Success Share contribution of between 0% and 6% (with a 2% target) of Pay, based on the employee’s Pay for pay periods in which the employee contributes to Thrift during the six-month period to which the Success Share contribution relates. Success Share contributions are made on a semiannual basis and are invested in accordance with the employee’s Thrift investment elections. Investments in Success Share are participant-directed.

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2012
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* Phillips 66	Stock Fund	$ **	$776,072
* Phillips 66	Leveraged Stock Fund	**	141,749
ConocoPhillips	Stock Fund	**	816,640
ConocoPhillips	Leveraged Stock Fund	**	297,999
DuPont	Stock Fund	**	6,206
IGT Invesco Short-Term Bond Fund	Short-Term Bond	**	111,539
IGT BlackRock Intermediate Gov/ Credit	Multi-Mgr Interm Gov't	**	10,739
IGT Invesco Intermediate Gov/Credit Fund	Multi-Mgr Interm Gov't	**	26,752
IGT PIMCO Intermediate Gov/Credit Fund	Multi-Mgr Interm Gov't	**	26,909
IGT Jennison Intermediate Gov/Credit Fund	Multi-Mgr Interm Gov't	**	10,762
IGT BlackRock Core Fixed Income Fund	Multi-Mgr Core Fixed Income Fund	**	6,751
IGT Goldman Sachs Core	Multi-Mgr Core Fixed Income Fund	**	6,802
IGT Invesco Core Fixed Income Fund	Multi-Mgr Core Fixed Income Fund	**	6,769
IGT PIMCO Core Fixed Income Fund	Multi-Mgr Core Fixed Income Fund	**	6,824
IGT Jennison 1-5 Year Government Credit Fund	Multi-Mgr Interm Gov't	**	31,891
NYL SA45A 1-5 G/C FIIG	New York Life	**	52,994
Monumental Individual Asset Wraps	Insurance Wrapper	**	40
* State Street	Short-Term Investment Fund	**	61,128
Fidelity Investments	Low-Priced Stock Fund	**	13,799
Fidelity Investments	Magellan Fund	**	21,241
PIMCO Funds	PIMCO Total Return Fund - Administrative Class	**	52,346

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2012
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* The Vanguard Group	Vanguard Balanced Index Fund Inst	$ **	$25,770
	Vanguard Explorer Fund Admiral	**	26,408
	Vanguard Extended Market Index Fund Inst	**	15,934
	Vanguard Growth Index Fund Inst	**	21,496
	Vanguard Infla-Projected Sec Inst	**	46,823
	Vanguard Inst Index Fund	**	100,108
	Vanguard International Growth Fund Admiral	**	36,141
	Vanguard International Value Fund	**	26,637
	Vanguard Long-Term Treasury Fund	**	33,477
	Vanguard Mid-Cap Index Fund Inst	**	38,785
	Vanguard Morgan Growth Fund	**	16,365
	Vanguard PRIMECAP Fund	**	93,308
	Vanguard Prime Money Market Fund Inst	**	68,961
	Vanguard Small-Cap Growth Index Fund Inst	**	37,308
	Vanguard Small-Cap value Index Fund Inst	**	26,601
	Vanguard Target Retirement 2010	**	3,422
	Vanguard Target Retirement 2015	**	28,875
	Vanguard Target Retirement 2020	**	39,693
	Vanguard Target Retirement 2025	**	35,596
	Vanguard Target Retirement 2030	**	16,037
	Vanguard Target Retirement 2035	**	12,084
	Vanguard Target Retirement 2040	**	8,049
	Vanguard Target Retirement 2045	**	7,124
	Vanguard Target Retirement 2050	**	5,314

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2012
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* The Vanguard Group	Vanguard Target Retirement 2055	$ **	$1,327
	Vanguard Target Retirement 2060	**	97
	Vanguard Target Retirement Income	**	6,194
	Vanguard Total Bond Market Index Fund Inst	**	55,700
	Vanguard Total International Stock Index Fund Inst	**	28,393
	Vanguard Total Stock Market Index Fund Inst	**	24,746
	Vanguard Value Index Fund Inst	**	11,195
	Vanguard Wellington Fund Admiral	**	63,754
	Vanguard Windsor II Fund Admiral	**	42,354
* Participants	Loans to Plan Participants, Interest rates ranging from 3.25% to 9.50%	**	76,409
			$3,566,437
* Party-in-interest
** Historical cost information is not required for participant-directed investments.

Exhibit Index	Phillips 66 Savings Plan
EIN 37-1652702, Plan 002

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm